FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus    Dirk Vande Beek
March 17, 1998                               V.P.-Inv. Rel.   Media Rel.
                                             (214) 978-2691   (713) 676-8097


              HALLIBURTON POSTPONES ANNUAL MEETING OF SHAREHOLDERS


         DALLAS, Texas -- Halliburton Company (NYSE:HAL) today announced that it is temporarily postponing the company's annual meeting of shareholders, which was originally scheduled for May 19, 1998, in order to take action on items that are required to implement the recently announced plans for Halliburton and Dresser Industries, Inc. (NYSE:DI) to merge.

         The Halliburton meeting of shareholders will be rescheduled for a later date. The meeting will include consideration of proposals to increase the authorized number of shares of the company's common stock and also approve the issuance of approximately 175 million new shares of Halliburton common stock pursuant to the previously announced definitive merger agreement, which has been unanimously approved by the board of directors of both Halliburton Company and Dresser Industries. The definitive merger agreement calls for Dresser Industries' shareholders to receive one newly issued share of Halliburton Company common stock for each Dresser Industries common share.

         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.
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